

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2023

Herman Billung
Chief Executive Officer
Himalaya Shipping Ltd.
S.E. Pearman Building, 2nd floor
9 Par-la-Ville Road
Hamilton HM 11, Bermuda

> **Re:** **Himalaya Shipping Ltd.**
> **Registration Statement on Form F-1**
> **Exhibit Nos. 10.2, 10.4, 10.5, 10.6, 10.7, 10.8**
> **Filed March 7, 2023, as amended**
> **File No. 333-270337**

Dear Herman Billung:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Energy and Transportation